Exhibit 99.1

PAN AMERICAN SILVER RECEIVES COMPANY OF THE YEAR
AWARDS IN BOTH PERU AND ARGENTINA

Vancouver, British Columbia – August 10, 2009 – Pan American Silver Corp. (“Pan American”) (PAAS: NASDAQ; PAA: TSX) is pleased to announce that two of its wholly owned subsidiaries have received honors from industry participants, respectively being named “2008 Company of the Year” in Peru and “2009 Mining Company of the Year” in Argentina.

Pan American Silver Peru S.A.C. which operates the Huaron, Morococha and Quiruvilca mines received the 2008 Peruvian Company of the Year award from the Peruvian Association of Civil Companies.  The award is one of the country’s most important entrepreneurship recognitions, rewarding operational excellence and leadership across a number of different industries.  Pan American Silver Peru accepted the award in early July.

In Argentina, Minera Triton Argentina S.A., which operates the Manantial Espejo mine, was named 2009 Mining Company of the Year by Panorama Minero Magazine and Argentina’s Association for the Development of the Mining Industry (FUNDAMIN).  Both of these organizations are dedicated to the sustainable development of the mining industry in the province of Santa Cruz, Argentina.  The formal award ceremony will be held in Buenos Aires in September.

Commenting on the awards, Geoff Burns, President & CEO said: “It is extremely gratifying to receive these awards from the business communities of Peru and Argentina.  They are a testament to the dedication of our Peruvian and Argentinean operating groups and their commitment not only to Pan American’s growth, but also to working closely with the countries and communities that host us.”

Information Contact

Pan American Silver Corp.
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
Info@panamericansilver.com
www.panamericansilver.com